July 25, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Attn: Coy Garrison, Special Counsel

RE:	WisdomTree Coal Fund
Post-Effective Amendment No. 2 to Form S-1
Filed July 15, 2015
File No. 333-182301

Dear Mr. Garrison:

On behalf of WisdomTree Coal Fund (“WisdomTree” or the “Company”), I am responding to the comments received from your office by telephone on July 22, 2016 with respect to the above-referenced Post-Effective Amendment No. 2 to Form S-1 (“Amendment No. 2”).

We are concurrently filing via EDGAR Amendment No. 3 to the Form S-1 (“Amendment No. 3”). For the convenience of the Staff we are supplementally providing blacklined copies of Amendment No. 3, marked to show changes from the Registration Statement.

I have restated and responded below to your comments provided by telephone on July 22, 2016. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All heading references (excluding those in the headings and the staff’s comment) refer to the headings of Amendment No. 2.

General

1.	Please include in the “Available Information; Incorporation by Reference of Certain Information” section the information required by Item 12(b)(1) of Form S-1.

Response: We acknowledge the Staff’s comment and confirm that we have the information required by Item 12(b)(1) of Form S-1 on page 73 of Amendment No. 3.

2.	Please include in Item 17 “Undertakings” the information required by Item 512(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and confirm that this was included in Amendment No. 2 and has been included in Amendment No. 3 under Item 17 paragraph (6).

U. S. Securities and Exchange Commission

July 25, 2016

In connection with this response letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 917/267-3721. Our fax number is 212/801-2087.

WISDOMTREE COAL SERVICES, LLC, Sponsor of the WisdomTree Coal Fund (registrant).

By:	/s/ Ryan Louvar
Ryan Louvar
General Counsel

Enclosures

cc:	Gregory Barton
David Castano
WisdomTree Coal Fund

Eliot W. Robinson
Terrence A. Childers
Joshua G. Richey
Bryan Cave LLP